Haights Cross Communications — Holding Company
Ratio of Earnings to Fixed Charges
Selected Periods

Exhibit 12.1

	2004	2005	2006	2007	2008
Ratio of Earnings to Fixed Charges:
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change(c)	(33,557)	(34,783)	(47,673)	(77,747)	(58,633)

Fixed Charges

Interest Expense	48,194	59,328	65,787	61,772	44,747
Amortization of Deferred Financing Costs	2,937	3,579	3,381	3,423	3,298
Preferred Stock Accretion & dividends	2,735	3,048	3,334	2,182	—
Interest portion of rental expense (a)	218	238	258	271	248
Total Fixed Charges	54,084	66,193	72,760	67,648	48,293
Total Earnings	20,527	31,410	25,087	145,395	(10,340)
Ratio — Earnings to Fixed Charges	0.38	0.47	0.34	2.15	(0.21)
Ratio Coverage Deficiency (b),(c)	(33,557)	(34,783)	(47,673)	—	(58,633)
____________

(a)	Includes approximately 21% of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(b)
Due to the loss from operations for the year ended December 31, 2004, 2005, 2006 and 2008, there were insufficient earnings of $33.6 million, $34.8 million, $24.3 million, $47.7 million and $58.6 million, respectively, to cover fixed charges.

(c)
Earnings for the year ended December 31, 2007 included a $115.5 million gain on troubled debt restructuring. Excluding the impact of this gain, earning would have been insufficient to cover fixed charged by $37.8 million.